RESEARCH SOLUTIONS, INC.

November 18, 2013

Mara L. Ransom

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Telephone Number: (202) 551-3720

RE:	Research Solutions, Inc.

Registration Statement on Form S-1

Filed October 21, 2013

File No. 333-191832

Dear Ms. Ransom:

We are submitting this letter in response to your comments of November 13, 2013, with regard to the above referenced filing of Research Solutions, Inc. (“Company”). This response will follow the lineal order of your letter and each specific area addressed, utilizing the text of your letter as the primary guide:

Selling Stockholders, page 10

1.	Please identify all selling shareholders who are registered broker-dealers or affiliates of broker dealers. Please note that a registration statement registering the resale of shares being offered by a broker-dealer must identify the broker-dealer as an underwriter if the shares were not issued as underwriting compensation. For a selling shareholder that is an affiliate of a broker-dealer, the prospectus must state that: (1) the seller purchased in the ordinary course of business; and (2) at the time of purchase of the securities you are registering for resale, the seller had no agreements or understandings, directly or indirectly, with any person, to distribute the securities. If you are unable to make these statements in the prospectus, please disclose that the seller is an underwriter. We may have additional comments upon review of your response.

Response:	We have identified the following individuals as broker - dealers or affiliated person of a broker - dealer as well as identified the shares being registered.

RESEARCH SOLUTIONS, INC.

Name	Category	Classification of Securities
TR Winston & Company, LLC (“TRW”)	Broker-Dealer

88,920 warrants issued as compensation in connection with Feb 2011 Offering.

74,300 Inducement Warrants were not underwriter compensation and accordingly, we identified selling shareholder as an underwriter with regard to the shares underlying these warrants.

John W. Galuchie (also includes Golden Tiger Group, LLC)	Associated/Affiliated person of TRW	Securities were purchased in the ordinary course of business and without the existence of an agreement to distribute.

Tyler Runnells (also includes G. Tyler Runnels and Jasmine Niklas Runnels TTEE The Runnels Family Trust DTD 1/11/2000 and High Tide, LLC)	Associated/Affiliated person of TRW	Securities were purchased in the ordinary course of business and without the existence of an agreement to distribute.

Benjamin Hill	Associated/Affiliated person of Galt Financial, Inc., a broker-dealer.	540 warrants issued as compensation in connection with Feb 2011 Offering.

Brandon Hill	Associated/Affiliated person of Galt Financial, Inc., a broker-dealer.	540 warrants issued as compensation in connection with Feb 2011 Offering.

RESEARCH SOLUTIONS, INC.

For purposes of disclosure, we have added the following sentence to description of selling shareholders: “Additionally, unless stated in the footnotes, to our knowledge, any Selling Shareholder who is an associated or affiliated person of a broker-dealer, as identified herein, purchased the securities in the ordinary course of business and at the time of purchase, had no agreement or understandings, directly or indirectly, with any person, to distribute the securities.”

We have also disclosed that with regard to the 74,300 shares underlying Inducement Warrants, TRW is considered an underwriter.

Finally, we have added additional language to the footnotes clarifying the warrants that were issued as part of compensation in connection with the February 2011 offering.

Undertakings, page II-3

2.	Please revise to include the undertakings required by Item 512(a)(5)(ii) of Regulation S-K. See C&DI Question 229.01 (Securities Act Rules).

Response: We have revised the undertakings section accordingly.

Exhibit 5.1

3.	We note that on page 10 you disclose “[t]his prospectus relates to the offering and sale, from time to time, of up to 1,321,175 shares of our common stock issuable upon the exercise of warrants held by the Selling Stockholders.” From this disclosure it appears that the shares of common stock being offered have not been issued. Please have counsel revise their opinion to reflect that the shares will be duly authorized and validly issued, fully paid and non-assessable upon exercise of the warrants.

Response:	Our counsel has revised their opinion accordingly.

Sincerely,

/s/ Peter Victor Derycz

Peter Victor Derycz

Chief Executive Officer

Research Solutions, Inc.